EXHIBIT 99.2

Lumenis Ltd. Names Aviram Steinhart as New Chief Financial Officer

Yokneam, Israel, October 2nd, 2007 – Lumenis Ltd., a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications, has named Aviram Steinhart as Chief Financial Officer effective December 23, 2007. Mr. Steinhart will replace Lauri Hanover, who previously announced her resignation from the Company.

“We are delighted to welcome Aviram Steinhart, a versatile, experienced finance executive to our senior management team at such an exciting time, when we are engaging in major growth programs”, said Dov Ofer, CEO of Lumenis. “I am confident that he will bring significant value to our management team. I would like to thank Lauri Hanover for her contributions as CFO during the past three years and for deferring her departure until this time. I wish her all the best for the future”.

Aviram Steinhart previously held the position of Corporate Vice President Finance at Alvarion Ltd., the world’s leading provider of WiMAX and wireless broadband solutions. Prior to joining Alvarion, Mr. Steinhart served in several senior financial positions in both US and Israeli technology companies, where he gained wide financial and managerial experience. Mr. Steinhart has a B.A. in Accounting and Economics from Haifa University and an M.B.A from Tel Aviv University, and is a Certified Public Accountant.

In addition, Lumenis confirmed the election of Naftali Idan as an External Director to its Board of Directors, with effect from September 20. Naftali Idan is currently Executive Vice President and Chief Financial Officer of Ceragon Networks Ltd. Prior to that, Mr. Idan served in various management and financial roles in both US and Israeli firms. Mr. Idan has a B.A. in Accounting and Economics from Tel Aviv University in Israel, and an M.B.A. from De Paul University in Chicago, and is a Certified Public Accountant in Israel.

About Lumenis Ltd.
Lumenis Ltd. is a global developer, manufacturer and seller of laser, light-based and radiofrequency devices for surgical, aesthetic, ophthalmic, dental and veterinary applications. The Company offers a wide range of products along with extensive product support systems including training, education and service. Lumenis Ltd. invests heavily in research and development to maintain and enhance its leading industry position. The Company holds numerous patents worldwide on its technologies. For more information about Lumenis Ltd. and its products, log onto: http://www.lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com